Exhibit 21

Subsidiaries of the Registrant

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization

Two River Community Bank	New Jersey

TRCB Investment Company*	New Jersey

TRCB Holdings Two LLC*	New Jersey

TRCB Holdings Three LLC*	New Jersey

TRCB Holdings Five LLC*	New Jersey

TRCB Holdings Seven LLC*	New Jersey

TRCB Holdings Eight LLC*	New Jersey

* Subsidiary of Two River Community Bank